October 28, 2005

Danford L. Martin
The FPFX Shareholder Value Committee
7 Egret Lane
Aliso Viejo, CA  92656

      Re:	FirstPlus Financial Group, Inc.
		Revised Preliminary Proxy Statement on Schedule 14A Filed October 24, 2005 by The FPFX Shareholder Value Committee
		File No. 1-13753

		Schedule 13D
Filed August 26, 2005, as amended October 6, 2005, by The FPFX
    Shareholder Value Committee
		File No. 5-47527

Dear Mr. Martin:

	We have reviewed your filing and have the following comments.

Schedule 14A
1. We have reviewed the materials you provided supplementally and we
continue to believe that the FPFX Steering Committee was engaged in
the solicitation of proxies with respect to the shareholder
meeting
currently scheduled for November 16 since, at least, the date on which the state court ordered that a special meeting of shareholders of FirstPlus Financial be held.  We note, for example:
* The emails consistently solicit contributions to fund the litigation expenses to bring suit against the company and compel the meeting.
* In the update dated April 16, 2005, there is a section titled
"We
need to win the election!" and, in this section, the email refers to
the need to have more than 50% of the vote to elect directors representing the interests of shareholders and the then-holdings of over 60% of the shares by the shareholders receiving the updates.
* The update dated May 12, 2005 states, in a section entitled
"Court
Hearing for Friday, May 13th is Delayed," that "we are asking that the opposing slate of Directors be included in the Proxy that FirstPlus will mail out..." and that "...our team will begin working on the proxy material..."
* Statements made by the petitioners in a July 15, 2005 motion filing
(in connection with the court action seeking an order to hold a special meeting of security holders) that the company was seeking to frustrate the petitioners` ability to finalize and deliver their proxy.
* In the same motion, we note statements made the petitioners to the
effect that the company was refusing to pay for the printing and mailing of the proxy materials supporting the petitioners` director nominees.
* The update dated June 10, 2005, states, in a section entitled
"Good
News!," that "If we successfully elect a new Board of
Directors..."
* The entire discussion under the heading "Who to Nominate in the Upcoming Elections?" in the July 19, 2005 update.
* Your statement in the August 7, 2005 update that "We will a Shareholder slate that will run in opposition to FirstPlus nominees..."
We note that all committees appear to be working together toward the
common goals of having a shareholders meeting and electing new directors.
Note that the term "participant" includes any person who finances
or
joins with another to finance the solicitation of proxies, except for
persons who contribute no more than $500 and who are not otherwise participants. Refer to Instruction 3 to Item 4 of Schedule 14A. Thus, it appears you should revise your proxy statement and provide the following additional filings and information:
* Revise the proxy statement to include all of the members of the Steering Committee and any person who contributed more than $500 to the Steering Committee as a participant in the proxy statement,
* Revise the proxy statement to provide all disclosure required under
Schedule 14A for each newly-added participant,
* File an amendment to your Schedule 13D to make the necessary related revisions, include all members of the group that has been formed, as discussed above, Revise your 13D to bring it up to date from the date this group was formed. Include all information to reflect any information that would have been included in any amended filings that the group should have filed from the time it should have
filed its initial Schedule, and
* File all communications disseminated since the court order was issued by any member of your group as definitive additional soliciting materials under Rule 14a-12.
* File all communications disseminated since the court order was issued by any member of your group on Internet chat rooms such as Raging Bull. Note additionally that any future soliciting materials used prior to the delivery of definitive proxy materials must be filed no later than the date first sent or given to shareholders. Refer to Rule 14a-12(b). In addition, any future written soliciting material, including any emails, postings to chatrooms or to your website, and scripts to be used in soliciting proxies over the telephone, should comply fully with the disclosure and filing requirements of Rules 14a-6(c) and 14a-12.
2. In the proxy statement, you state, "This proxy solicitation is being made by the FPFX Shareholder Value Committee, and not by the FPFX Steering Committee. The FPFX Shareholder Value Committee is separate and distinct from the FPFX Steering committee." As it appears that both committees are engaged in this solicitation, you should revise the proxy accordingly. In addition, you state, "The FPFX Steering Committee is not intending to solicit proxies and the newsletters are not intended to be solicitation for a proxy or vote
of any kind." As the newsletters appear to be solicitation in connection with this election, clarify this language.
3. Provide us supplemental information about how many shareholders provided funds to the Shareholder Action Fund and how much each shareholder contributed to the Shareholder Action Fund.
4. It appears from the electronic mail correspondence you provided supplementally to us that you requested security holders to fill out a form to acknowledge their membership in the Steering Committee. See the second page of the update dated November 19, 2000. Please provide us a copy of the form of this correspondence and any other correspondence though which security holders became members of the Steering Committee or any other committees.
5. With respect to the email updates, you must avoid statements that
directly or indirectly impugn the character, integrity, or
personal
reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. We note the following examples:
* You imply that the board is acting improperly by stating (in your
April 16, 2005 update) that the current directors of the company do
not "truly represent" the interests of the shareholders.  In the same
update, you make a similar implication under the heading
"Shareholder
Contributions Still Needed."
* You imply that the board is acting improperly by stating (in your
May 12, 2005 update) that "We are all aware of what FirstPlus
CEO...
and Directors... did by adding two more Trustees just before a
$3.87
million check was to be distributed to the `Grantor Trust.`"
* You state in your June 23, 2005 update) that the actions of FirstPlus`s board of directors in appointing two additional trustees to the Grantor Residual Trust were "highly irregular and/or
illegal."
* You state, in the same June 23 update, that the FirstPlus
board`s
and president`s actions are designed to "entrench themselves at the
expense of the Shareholders. There are many other untruths and misdeeds which we do not want to get into in this Update."
* You state, in the same June 23 update, that you "hope an
election
of new directors will put an end to Shareholder injustice."
* You imply in the July 19, 2005 update (and other updates) that the
current directors of FirstPlus are "evil" and that board members are
not fulfilling their fiduciary duties when you state that "Evil succeeds when good men do nothing. Time for good men to do something!"
* In the August 1, 2005 update, where you solicit funds from security
holders to pay for litigation expenses, you provide support for why
the contributions are "worth it", noting "7.9 million in cash waiting
to be distributed to . . . . FPFX Shareholders and Creditors of
FirstPlus, with more distributions on the way," "putting a stop to other misdeeds," and you add, "After the election of new Directors, who knows what other assets may be discovered and/or recovered." You may not imply that by electing your directors, shareholders may receive some additional monetary windfall where you have no basis for making such statements. Avoid all such statements in future filings and provide support for the monetary values you provide and the references to "misdeeds."

Provide us supplemental support for your assertions. Also, confirm that you will not make these types of statements in future soliciting materials and confirm your understanding of the limitations imposed by Rule 14a-9.
6. In several of the updates (including, for example, the April
16,
2005 update), you state that contributions made by shareholders are more valuable than $.005 per share. You also state that FirstPlus shareholders can expect a significant distribution from the various trust funds, which implies that the shares of FirstPlus are undervalued. The inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates security holders` understanding of the basis for and limitations of the valuation information. You have chosen to include these value assessments in proxy soliciting materials. As a result, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). Provide us support for valuations made to date and your basis for asserting that these funds may be returned to security holders. Avoid similar statements in future filings.
7. We note your statement, here and in the section titled "Reasons for the Solicitation," that your nominees will attempt to "salvage the substantial value" of the company that still remains and return that value to the shareholders. Please balance this type of assertion, throughout your proxy statement, with disclosure that you are not merely holding FirstPlus securities to recoup value but you also continue to purchase and sell securities.

Letter to Shareholders
8. We note your disclosure that your committee has nominated four individuals for director positions on the company`s board of directors. We also note that article Eleventh of the company`s articles of incorporation restricts the nomination of candidates by shareholders to the meeting. Please clarify here (and elsewhere in the proxy statement, as necessary) that your proxy statement serves as your notice to nominate candidates for director at the meeting and that you will actually make the nominations at the meeting, in compliance with the company`s articles of incorporation.
9. We note your disclosure in the sixth bullet point regarding the company`s statements about the likelihood that the company would reconstitute its previous businesses. Clarify whether any members of your group were involved in efforts to prevent the company from pursuing operational business activities, including any transactions involving other operating entities.
10. We note your statement that during the last seven years the company has failed to hold shareholder meetings as required by Nevada law. It appears that section 78.345 of the Nevada Revised Statutes provides for a remedy in the event a meeting is not held for 18 months, but does not appear to require that a meeting be held. Please tell us your basis for the statement or revise it accordingly here and, as necessary, elsewhere in the proxy statement.

Reasons for the Solicitation, page 4
11. We note your statement that the engagement of the company`s auditors is limited to an audit of the company`s balance sheet for fiscal year 2004 and of the income statements for fiscal years 2003 and 2004, which leaves a "black hole" from October 1, 1994 through December 31, 2002. Provide support for your statement that the company has not had audited financial statements since 1994. We note, for example, that the company filed audited financial statements for fiscal years 1996 and 1997. Also, it has come to our attention that the state court ordered the company to obtain audited
financial statements that would allow the company to mail a proxy statement, which would be limited to an audited balance sheet for fiscal year 2004 and audited income statements for fiscal years 2003 and 2004.  Please clarify your disclosure in this respect.




Proxy Solicitation and Expenses, page 13
12. We note your statement that the costs of the proxy solicitation are being borne by the committee, except for up to $20,000 to be paid by the company. We also note that the FPFX Steering Committee requested funds from FirstPlus security holders in connection with the protection of shareholders` rights (distribution on August 23, 2005). If any funds contributed by security holders were requested, have been used or will be used for purposes of the proxy solicitation, please revise your disclosure accordingly. In this regard, it appears that costs related to litigation necessary to have the court compel the meeting are costs "in furtherance of, or in connection with" this solicitation and should be disclosed pursuant to Item 4(b) of Schedule 14A. See the Instruction to Item 4(b).

Information concerning the Participants, page 13
13. Please clarify that Mr. George T. Davis, besides having been a past director of the company, has also served as the trustee of the
FirstPlus Financial Group, Inc. Grantor Trust.

The fpfx.org website
14. Please revise the website you are developing to comply with these comments.
15. Refer to the "After you vote" questionnaire on the website. Please tell us why you are collecting personal data from FirstPlus shareholders and tell us your plans regarding any follow-up, personal solicitations. We remind you that any such written communications, including scripts, must be filed on EDGAR as soliciting materials. Refer to Rule 14a-6(c).

Schedule 13D
16. In addition, it appears that your group may include numerous additional security holders, who may also be participants in the proxy solicitation, including, but not limited to, all persons who contributed money to the litigation fund and those who submitted consents to be named as petitioners to file suit to compel the shareholder meeting. We note that you have segregated security holders who contributed funds into a separate email group, the "FPFX
Shareholder Action Fund," to which you send the "Contributors Newsletter" (referenced several times, but specifically named in your
July 8, 2005 email), that you monitor the holdings of and
membership
in the group, and that these persons report to you all purchases
and
dispositions. Tell us whether all of the plaintiffs in the shareholder suit to compel the meeting were or are members of the group that has contributed money to the legal fund. It appears that these members, particularly those who both contributed funds and are
named as plaintiffs in the litigation, may be members of the group discussed above. Provide us your detailed legal analysis in this regard. In addition, revise the proxy statement, the website and any future communications where you solicit the support of others in this
manner, to remind security holders of the requirements of
Regulation
13D-G and Regulation 14A, to the extent they contribute more than $500 or otherwise participate in the proxy solicitation.
17. Refer to the Schedule 13D and its amendment, filed on August
26
and October 6, 2005, respectively. Given the foregoing comments, please effect the following actions.

* File an amendment that includes disclosure responsive to Item 2 with respect to the identity and other information regarding members of the group.
* File an amendment that includes disclosure responsive to Item 4 with respect to (a) the group`s plans regarding the acquisition or disposition of additional securities of the company, (b) the group`s conduct of a contest for the election of the directors of the company, (c) a change in the present board of directors, including disclosure of the funds contributed to your group, in the name of the
FPFX Shareholder Action Fund or otherwise, and (d) any change with respect to the capitalization or dividend policy of the company, including plans to effect distributions of the FPFG Intercompany Claim.
* If applicable, file an amendment with respect to any material change that occurs with respect to the facts set forth in your current Schedule 13D, as amended. Refer to Rule 13d-2(a).

Closing Comments

	In connection with responding to our comments, please provide, in writing, a statement from any filing person added in connection with our comments acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	Please contact the undersigned at (202) 551-3619 for assistance with respect to the foregoing comments and your proxy materials.

Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions

cc:  Nathan Jenkins, Esq. (via facsimile: (775) 829-0511)
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Danford L. Martin
The FPFX Shareholder Value Committee
October 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE